DYNAMIC OIL & GAS, INC.

PROXY
FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY
THE MANAGEMENT OF DYNAMIC OIL & GAS, INC.
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD ON SEPTEMBER 27, 2005.

The undersigned shareholder of Dynamic Oil & Gas, Inc. (the "Corporation") hereby appoints WAYNE J. BABCOCK, Chief Executive Officer and a director of the Corporation, or failing him, MICHAEL A. BARDELL, Secretary of the Corporation, with full power of substitution, or instead of either of them, ______________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the "Meeting") to be held on September 27, 2005, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1.

To vote FOR ☐ or AGAINST ☐ the special resolution, the full text of which is attached as Appendix A to the information circular and proxy statement dated August 26, 2005 (the "Information Circular"), to approve: (a) the arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia), as described in the Information Circular; and (b) the initial private placement by Shellbridge Oil & Gas, Inc. (“Shellbridge”) in an amount up to $4 million at the price and on the terms as more particularly described in the Information Circular.

2.	To vote FOR ☐ or AGAINST ☐ the resolution approving the stock option plan of Shellbridge, as described in the Information Circular.

3.

In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The common shares represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. If no direction is given, the common shares represented by this proxy will be voted "FOR" each of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular. This proxy should be read in conjunction with the accompanying Information Circular.

Dated ____________________, 2005

Signature

Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND RETURN IT PROMPTLY.

Notes:

1.

In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, in its corporate name under its corporate seal by an officer or attorney thereof duly authorized and must be delivered to CIBC Mellon Trust Company, Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1. A form of proxy must be received by CIBC Mellon Trust Company, at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2.	The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3.

Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed and this proxy must be signed by an officer or attorney thereof duly authorized.